Exhibit 99.1

PRESS RELEASE 27 August 2025 – 08:00 CEST
Regulated information

DISCLOSURE REGARDING A TRANSPARENCY NOTIFICATION
(Article 14, 1st paragraph, of the Law of 2 May 2007 relating to the disclosure of important shareholdings in listed companies)
1.	Summary of the notification
ANTWERP, Belgium, 27 August 2025, 08:00 CEST – CMB.TECH NV (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) (“CMB.TECH”) received a transparency notification from Saverco NV on 25 Augustus 2025. Saverco NV has crossed below the transparency threshold of 65%.
2.	Content of the notification from 25 August 2025
The notification dated 25 August 2025 contains the following information:
•	Reason for the notification:
Passive crossing of a threshold
•	Notification by:
A parent undertaking or a controlling person
•	Persons subject to the notification requirement:
Saverco NV, De Gerlachekaai 20. 2000 Antwerpen
CMB NV, De Gerlachekaai 20. 2000 Antwerpen
CMB.TECH NV, De Gerlachekaai 20. 2000 Antwerpen
•	Transaction date:
20/08/2025
•	Threshold that is crossed:
65%
•	Denominator:
315,977,647
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Saverco NV	24,400	24,400		0.01%
CMB NV	177,147,299	178,726,458		56.56%
CMB.TECH NV	25,278,554	25,807,878		8.17%
Subtotal	202.450.253	204,558,736		64.74%
	TOTAL	204,558,736		64.74%

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE 27 August 2025 – 08:00 CEST
Regulated information

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

	TOTAL			0	0.00%

TOTAL (A & B)	# of voting rights	% of voting rights
	204.558.736	64,74%

•	Full chain of controlled undertaking through which the holding is effectively held:
CMB.TECH NV is controlled by CMB NV. CMB NV is controlled by Saverco NV, which in its turn is not controlled.
•
Additional information: The passive crossing of a threshold occurred as a result of the capital increase on 20 August 2025 whereby 95,952,934 new shares in CMB.TECH NV were issued in connection with the merger with Golden Ocean Group Limited.

3.	Miscellaneous
This press release is available on the company’s website in the investor relations section: https://cmb.tech/investors/press-releases
The transparency notification is available on the company’s website in the investor relations section: https://cmb.tech/investors/share-information/transparency-declarations
About CMB.TECH
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore wind vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE 27 August 2025 – 08:00 CEST
Regulated information

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include potential legal actions by other parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech